Annual Shareholder Meeting Results

PIMCO Income Strategy Fund II held their annual meetings of shareholders on June 30, 2015. Shareholders voted as indicated below.

PIMCO Income Strategy Fund II

Election of Craig A. Dawson Class I to serve until the annual meeting for the 2017 2018 fiscal year
            Withheld
Affirmative Authority
50,900,494  1,222,687
Re election of William B. Ogden, IV Class I to service until the annual meeting for the 2017 2018 fiscal year
2,081       38
Re election of Alan Rappaport Class I to serve until the annual Meeting for the 2017 2018 fiscal year
50,815,518  1,307,663
Re election of Bradford K. Gallagher Class II to serve until the annual Meeting for the 2015-2016 fiscal year
2,081       38

The other members of the Board of Trustees at the time of the meeting, namely, Ms. DeCotis and Messrs. Hans W. Kertess, James A. Jacobson and John C. Maney continued to serve as Trustees of the Fund.
Interested Trustee
Preferred Shares Trustee